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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52032

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2007 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commerce One Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Ellison Avenue,
(No. and Street)

Westbury, NY 11590
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas Jennings 516-227-2277
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Israeloff, Trattner, & Co. P.C.
(Name – *if individual, state last, first, middle name*)

1225 Franklin Avenue, Garden City, NY 11530
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JM

OATH OR AFFIRMATION

I, Thomas Jennings, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commerce One Financial Group, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member CEO

Title

ROSA GUARINO
Notary Public, State of New York
No. 01C06022713
Qualified in Nassau County
Commission Expires April 5, ~~200~~ 2011

Notary ~~Public~~

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMERCE ONE FINANCIAL, INC.

FINANCIAL STATEMENTS
AND
AUDITORS' REPORT

FOR THE PERIOD OCTOBER 1, 2007 TO DECEMBER 31, 2008

Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS

CONTENTS

Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS
1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Office
Empire State Building
350 Fifth Ave.
New York, NY

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Commerce One Financial, Inc.

We have audited the accompanying statement of financial condition of Commerce One Financial, Inc. (the Company), as of December 31, 2008, and the related statements of operations, changes in shareholder's equity and cash flows for the period October 1, 2007 to December 31, 2008 that you are filing pursuant to rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commerce One Financial, Inc. at December 31, 2008, and the results of its operations and its cash flows for the period October 1, 2007 to December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the additional schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Israeloff, Trattner & Co., P.C.

Garden City, New York
February 24, 2009

COMMERCE ONE FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 27,672	
Receivables from clearing organization	167,914	
Property and equipment - net of accumulated depreciation of $169,121	13,945	
Advance to shareholder	247,653	
Security deposit and other assets	36,165	
Total Assets		$ 493,349

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$ 93,397	
Total Liabilities		$ 93,397
Shareholder's Equity		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	15,000	
Paid-in-capital	183,180	
Retained Earnings	201,772	
Total Shareholder's Equity		399,952
Total Liabilities and Shareholder's Equity		$ 493,349

See accompanying notes to financial statements

COMMERCE ONE FINANCIAL, INC.
STATEMENT OF OPERATIONS
FOR THE PERIOD OCTOBER 1, 2007 TO DECEMBER 31, 2008

Income		
Commission income		$ 2,864,607
Interest and other income		384,607
Total income		3,249,214
Expenses		
Officer's and employees' compensation and benefits	$ 1,993,002	
General and administrative expenses	392,074	
Rent and occupancy	270,128	
Clearing and execution	168,698	
Communications	91,740	
Licenses and registration	76,973	
Depreciation	14,974	
Total expenses		3,007,589
Income before income taxes		241,625
Income tax expense		203
Net income		$ 241,422

See accompanying notes to financial statements

COMMERCE ONE FINANCIAL, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE PERIOD OCTOBER 1, 2007 TO DECEMBER 31, 2008

	Common Stock	Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total Shareholder's Equity
Balance - October 1, 2007	$ 15,000	$ 183,180	$ (39,650)	$ 158,530
Net income	-	-	241,422	241,422
Balance - December 31, 2008	$ 15,000	$ 183,180	$ 201,772	$ 399,952

See accompanying notes to financial statements

COMMERCE ONE FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD OCTOBER 1, 2007 TO DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 241,422
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	$ 14,974	
Deferred taxes	(434)	
Changes in assets and liabilities:		
Receivables from clearing organization	156,535	
Security deposits and other assets	(372)	
Accounts payable and accrued expenses	(88,694)	
Total adjustments		82,009
Net cash provided by operating activities		323,431
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment		(2,847)
CASH FLOWS FROM FINANCING ACTIVITIES		
Advances to/from shareholder		(412,550)
NET DECREASE IN CASH		(91,966)
CASH AND CASH EQUIVALENTS - BEGINNING		119,638
CASH AND CASH EQUIVALENTS - END		$ 27,672

See accompanying notes to financial statements

1. DESCRIPTION OF BUSINESS

Commerce One Financial, Inc. (the "Company") is a registered securities broker dealer engaged primarily in the execution of stock transactions for customers. The Company is a non-clearing broker and does not handle any customer funds or securities. The Company has offices in Westbury, New York and derives revenue mainly in the form of commissions from sale of stocks traded on various stock exchanges. The Company became a member of Financial Industry Regulatory Authority ("FINRA") formerly known as NASD Regulation, Inc. ("NASDR") on January 16, 2000. Effective October 1, 2007 the Company changed its financial reporting period from a fiscal year ending on September 30, to a calendar year ending on December 31. As a result of this change the financial statements for the period ending December 31, 2008 include the financial results of its operations from October 1, 2007 to December 31, 2008.

2. SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

The Company records securities transactions and related revenue and expenses on a trade-date basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers cash and all highly liquid instruments with original maturity of three months or less to be cash equivalents for cash flow statement purposes. The Company maintains its cash in a bank deposit account which, at times, may exceed federally insured limits. The company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

RECEIVABLES FROM CLEARING ORGANIZATION

The Company maintains a brokerage account with a clearing organization through which all trading transactions are cleared. The receivable and certain cash deposits owned are with the same organization. The Company is subject to credit risk if the organization is unable to repay the receivable or return cash deposits in its custody.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment is stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income. Depreciation is provided by the straight-line method over the estimated useful lives of the assets.

INCOME TAXES

Effective October 1, 2007 the Company has elected to be treated as a small business corporation ("S" Corporation) for income tax purposes as provided in the internal revenue code and the applicable state statutes. As such, the Company's income or loss and credits are passed through to the shareholder and combined with his other personnel income and deductions to determine taxable income on his individual tax returns. The company was formerly a C Corporation. The net effect of the deferred assets or liabilities recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities were expensed during the current year as they were no longer applicable to an S Corporation. For the period ended December 31, 2008 the income tax expense was $203.

ADVERTISING EXPENSE

Advertising costs are expensed as incurred. Advertising expense was $13,357 and $20,921 for the period October 1, 2007 to December 31, 2008 and the year ended September 30, 2007, respectively.

RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (FASB) has issued several accounting pronouncements, including those related to "fair value measures", which are not yet effective for the Company's financial statements. The Company has not completed evaluating the impact of these pronouncements on its financial statements, but does not believe the effects, if any, will be material.

OFF-BALANCE SHEET RISK

In the normal course of business the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet- risk in the event the customer or clearing agent is unable to fulfill it contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

3. RECEIVABLES FROM CLEARING ORGANIZATION

The receivables balance from the clearing organization has not historically required any write-offs for credit losses and is stated at the amount management expects to collect from outstanding balances. Based on management's evaluation of collectibility, an allowance for doubtful accounts is not required. The receivable includes a deposit for $25,000 with the clearing organization required by its agreement with the Company.

4. PROPERTY AND EQUIPMENT

Major classes of property and equipment consist of the following:

	estimated useful life-years	
Furniture, fixtures and equipment	5-7 years	$ 183,066
Less: Accumulated depreciation		169,121
Net property and equipment		$ 13,945

Depreciation expense for the year ended December 31, 2008 was $14,974.

5. 401(k) PROFIT SHARING PLAN

The Company sponsors a 401(k) profit sharing plan that covers all eligible employees. Under the 401(k) salary reduction provisions of the plan, employees may elect to defer a percentage of their compensation, subject to statutory limitations, to their retirement accounts, which vest immediately. The Company may, at its discretion, make a matching or a profit sharing contribution. Profit sharing contributions are vested gradually over a five-year period at the rate of 20% a year. For the period ended October 1, 2007 to December 31, 2008, the Company made a matching contribution of $10,985 and $20,291 for the year ended September 30, 2007.

6. ADVANCE TO AND FROM SHAREHOLDER

During the period October 1, 2007 to December 31, 2008, the company received and made various advances to and from its shareholder. The advances are not subject to interest and are expected to be repaid, in full, in the near future.

7. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

The Company leases office facilities under a non-cancelable operating lease in Westbury, NY. In addition to base rent payments, the Company is liable for real estate taxes and certain operating expenses.

As of December 31, 2008, the future minimum lease payments under this non-cancelable lease are as follows:

Year Ended December 31,	
2009	214,537
2010	17,936

LITIGATION

The Company is involved in routine litigation incidental to its business. In the opinion of management and based on the advice of counsel, the liability, if any, resulting from these matters will not be material.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain a minimum dollar net capital of $5,000. At December 31, 2008, the Company had net capital of $102,172, which was $95,946 in excess of its required net capital of $6,226. The Company's ratio of net capital to aggregate indebtedness is 0.91 to 1.

COMMERCE ONE FINANCIAL, INC.

SUPPLEMENTAL INFORMATION

FOR THE PERIOD OCTOBER 1, 2007 TO DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Total ownership equity from the statement of financial condition	$ 399,952
Non-allowable assets	297,780
Net Capital	$ 102,172

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital	$ 6,226
Minimum dollar net capital requirement	$ 5,000
Excess net capital	$ 95,946
Excess net capital at 1000%	$ 92,832
Ratio: Aggregate indebtedness to net capital	.91 to 1.00

COMMERCE ONE FINANCIAL, INC.

SUPPLEMENTAL INFORMATION

FOR THE PERIOD OCTOBER 1, 2007 TO DECEMBER 31, 2008

POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (B) of the Rule.

COMMERCE ONE FINANCIAL, INC.

SUPPLEMENTAL INFORMATION

FOR THE PERIOD OCTOBER 1, 2007 TO DECEMBER 31, 2008

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Total ownership equity – October 01, 2007	$	158,530
Net income for the period October 1, 2007 to December 31, 2008		241,422
Total ownership equity – December 31, 2008		399,952
Less: Non-allowable assets		297,780
Audited net capital		102,172
Net capital per Focus Report Part IIA		102,172
Difference	$	-

Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS
1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Office
Empire State Building
350 Fifth Ave.
New York, NY

Board of Directors
Commerce One Financial, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Commerce One Financial, Inc. (the Company), for the period October 1, 2007 to December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control including internal control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Israeloff, Trattner & Co., P.C.

Garden City, New York
February 24, 2009